Exhibit 99.1

Bitdeer Announces October 2024 Production and Operations Update

November 6, 2024

- Launched SEALMINER A2 air and hydro-cooling models with 226 TH/s and 446 TH/s, respectively, and 16.5 J/TH efficiency
- Anticipated near-term mass production of approximately 21.7 EH/s of SEALMINER A1 and A2

SINGAPORE, Nov. 06, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for October 2024.

Operational Update

 Self-mined Bitcoin: 174 Bitcoins.
 Mining Rig Manufacturing and R&D:
 SEALMINER A1:
 Mass production in progress. Approximately 3.7 EH/s of machines to be manufactured and delivered by January 2025, of which approximately 0.4 EH/s of machines are already manufactured and on the way to data centers, and 1.7 EH/s of machines are in production.
 On track to be delivered to Texas and Norway sites and fully energized by Q1 2025.
 SEALMINER A2:
 Final testing of air and hydro-cooling mining machines achieved 226 TH/s and 446 TH/s, respectively and 16.5 J/TH efficiency.
 Commenced mass production. Secured capacity as of this report date will generate approximately 18 EH/s hashrate, expected to be used for sale to external customers and self-mining.
 SEAL03:
 Successfully taped-out SEAL03 chip in October with an expected chip efficiency of 10 J/TH.
  HPC/AI:
 TLM Group successfully completed its feasibility assessment of Bitdeer’s U.S. sites, reporting positive results regarding suitability for Tier 3 HPC/AI datacenters, due to the availability of land, power, fiber and water resources.
 Discussions ongoing with multiple development partners and potential end users for these sites.
 Bitdeer AI cloud services powered by NVIDIA DGX SuperPod with H100 systems achieved approximately 90% average utilization.
Hosting:
 Client-hosted mining machines increased by 3,000 units, contributing approximately 0.8 EH/s.
Mining Datacenters:
 Construction of the Tydal, Norway, 40 MW phase 1 expansion remains on track to be energized in December 2024.
 Rockdale, Texas, USA, 100MW hydro-cooling conversion expected to be delayed one month from original schedule due to the US dock workers strike in early October. Expected phased completion during Q1 2025.
 Jigmeling, Bhutan, 500 MW construction remains on track with the primary substation expected to be completed by Q1 2025.

Management Commentary

“In October, we made meaningful progress on our ASIC technology roadmap,” stated Linghui Kong, Chief Business Officer of Bitdeer. “We officially commenced mass production of our SEALMINER A1 and A2 machines. SEALMINER A1 production plan is now expected to produce approximately 3.7 EH/s of units and delivery has already begun with expected phased energization between December and the end of Q1 2025. SEALMINER A2 first production run with secured capacity as of October 2024 is expected to produce approximately 18 EH/s and will be used for both self-mining and selling to external customers. Notably, the SEALMINER A2 will be a significant milestone for Bitdeer as we begin offering these machines to customers starting in 2025. We will continue to provide this hashrate progress as a commitment to maintaining transparency for all stakeholders, including shareholders, suppliers, and especially clients, which will need clear guidance to make rational decisions. In addition, we began initial tape out of our 3rd generation chip with an industry-leading target efficiency of 10 J/TH and anticipate initial sample wafers in Q2 2025.”

Matt continued, “Looking forward, we remain fully committed to executing a successful market entry into the multi-billion dollar ASIC market in 2025. We are already engaged in discussion with a number of potential customers, and early demand is promising, indicating strong interest in our cutting-edge technology and the industry’s desire for technology and supply chain diversification. We are excited to meet this demand and begin driving a differentiated and diversified revenue stream for our shareholders.”

Production and Operations Summary

Metrics	Oct 2024	Sep 2024	Oct 2023
Total hash rate under management[1] (EH/s)	18.0	17.1	21.2
- Proprietary hash rate	8.7	8.6	8.7
• Self-mining	8.4	8.1	7.2
• Cloud Hash Rate	0.3	0.5	1.5
- Hosting	9.3	8.5	12.5
Mining machines under management	168,000	165,000	221,000
- Self-owned[2]	87,000	87,000	92,000
- Hosted	81,000	78,000	129,000
Bitcoin mined (self-mining only)	174	164	462

1 Total hash rate under management as of October 31, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

 Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
 Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.
 Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

Infrastructure Construction Update

Rockdale, Texas - 100 MW Hydro-cooling conversion underway:

 Demolition work completed.
 Cooling system will be delivered and installed in phases from Q4 2025 to Q1 2025.
 Due to supply chain delays from the US dock workers strike in early October, the expected phased energization timeline is expected to occur one month later, now between January and March 2025.

Tydal, Norway - 175 MW site expansion is progressing well, with several key milestones achieved:

 Buildings and groundwork completed, along with the construction of the transformer foundation and housing.
 Orders for transformer and electrical equipment have been placed, with delivery and installation currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.
 Construction of the substation completed.
 Tydal, Norway Expansion Phase 1 of 40 MW remains on track to be energized by Q4 2024.

Massillon, Ohio - 221 MW site is also making progress:

 Substation conceptual design is completed and long lead-time electrical equipment for the substation have been ordered.
 Engineering, Procurement, and Construction (EPC) contractor has been selected for the substation construction.
 Civil work is ongoing, with the majority expected to be completed by the end of Q4 2024 or Q1 2025.
 Building design is completed, and construction is anticipated to begin in Q4 2024, earlier than expected.
 Estimated energization timeline remains on track for mid-to-late 2025.

Jigmeling, Bhutan - 500MW site is progressing well, with the following key milestones achieved:

 Civil work is anticipated to be completed by the end of September 2024. Construction of transformer and container foundations is in progress and will be completed in phases, with the last phase expected by the end of February 2025.
 132kv/140MW and 220kv/360MW substation designs are completed with construction anticipated to be ready by the end of Q1 2025.
 Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation to be completed in phases over the next two quarters.
 Procurement and delivery of containers and hydro-cooling systems are in progress, with completion in phases by the end of Q1 2025.

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[4]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Q4 2024
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

[3]	Indicative timing. All timing references are to calendar quarters and years.
[4]	Figures may not add due to rounding.

Upcoming Conferences and Events

 November 7: LetsTalkAlts Conference in San Diego, California
 November 13-14: Cantor Crypto, Digital Assets & AI Infrastructure Conference in Miami, Florida
 November 18: Q3 2024 Earnings Conference Call
 November 20-21: North American Blockchain Summit in Dallas, Texas
 December 4: B. Riley Crypto & Energy Infrastructure Conference in New York City

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com